WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated November 7, 2018, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2018.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s condensed interim consolidated financial statements for the three and nine months September 30, 2018 and Western’s audited consolidated financial statements for the year ended December 31, 2017 and the notes thereto. The Company’s accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2017. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2017 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com. This information, along with Western’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the “SEC”), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. (“Casino Mining”), are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENTS

On February 8, 2018, Western issued 2,905,066 units at a price of $1.15 per unit for aggregate gross proceeds of $3.34 million. Each unit consisted of one common share and half of a non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.75 until February 8, 2020.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

CASINO PROJECT UPDATE

PERMITTING

In November 2018, the Company completed the Best Available Tailings Technology Study (the “BATT Study”), a major component of the environmental assessment application for the Casino Project. The BATT Study was an 18-month collaborative process that included participation by First Nations, the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) and the Yukon Government.

During the BATT Study, participants considered the environmental, technical, economic, social, and failure impacts of the possible options for disposal of tailings and mine waste, and selected the option considered to be the Best Available Technology for this project. The participants reviewed 11 different locations and five different technologies, including conventional and dry-stack disposal of tailings. The process was facilitated by Environmental Resources Management Ltd., incorporates significant input from the participants and technical contributions from Knight Piésold Ltd.

The selected option impounds tailings and mine waste in a facility constrained by an embankment constructed from cycloned tailings material (the “Facility”).  The location and footprint of the Facility are similar to that proposed in the Feasibility Study. The BATT Study identified and evaluated a number of design enhancements that will result in a more robust facility with reduced construction, operation and closure risks and less potential environmental impact.  The design enhancements include:

•	Significantly reduced water storage within the Facility during operations;
•	A reduction in the height and slope of the embankment;
•	Relocation of potentially acid generating tailings to the rear of the Facility, confined by waste rock; and
•	Minimized long-term water storage in the Facility at mine closure.

The Company has initiated additional engineering of the Facility based on the outcomes of the BATT Study. Western expects that the design improvements can be incorporated into the Facility design at a comparable capital and operating cost to that outlined in the Feasibility Study.

EXPENDITURES

Western’s recent activities have focused on permitting and engineering of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the nine months ended September 30,	2018	2017
	$	$
Claims maintenance	11,445	10,605
Engineering	158,100	154,315
Permitting	553,361	1,011,713
Salary and wages	267,377	261,361
Share-based payments	82,950	58,684

CASINO EXPENDITURES	1,073,233	1,496,678

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

FEASIBILITY STUDY

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The full text of the Feasibility Study is available under the Company’s profile on SEDAR.

Feasibility Study Results

Copper Price	US$/lb	3.00
Gold Price	US$/oz	1,400
Molybdenum Price	US$/lb	14.00
Silver Price	US$/oz	25.00
Exchange Rate	C$: 1 US$	0.95

Net Present Value, After-tax, 8% discount	C$ M	1,830
Internal Rate of Return, After-tax	%	20.1
Payback Period	Years	3.0

In September 2017, the Company completed a pricing review (the “Review”) of the Feasibility Study in association with M3 Engineering & Technology Corp. The Review indicates that the Casino Project’s economic metrics, such as internal rate of return and net present value, at long-term forecast commodity prices and exchange rates as of May 2017 are comparable to the base case metrics in the Feasibility Study. Capital and operating costs were updated as part of the Review, including updated costs for mining and major process equipment, power plant costs, major bulk materials (e.g. structural steel), and construction and operating labour rates. There was no change to the mineral resource or reserve estimate or to other technical information contained in the Feasibility Study.

ROYALTIES AND PRODUCTION PAYMENTS

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon achieving commercial production at the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Sep-18	30-Jun-18	31-Mar-18	31-Dec-17
	$	$	$	$
Loss and comprehensive loss	667,710	962,808	561,258	596,075
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	5,187,904	5,848,530	6,392,735	4,099,501
Exploration and evaluation assets	41,723,780	41,517,222	40,966,002	40,650,547
Total assets	47,424,908	47,857,520	48,064,637	45,209,605

As at and for the quarter ended	30-Sep-17	30-Jun-17	31-Mar-17	31-Dec-16
	$	$	$	$
Loss and comprehensive loss	605,168	691,815	768,531	492,717
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	5,110,720	5,538,086	5,861,418	6,768,953
Exploration and evaluation assets	40,218,996	39,719,430	39,120,476	38,722,318
Total assets	45,842,288	45,856,965	45,572,284	46,083,525

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, total cash and short-term investments are expected to decrease from one period to the next.

During the three months ended March 31, 2018, the Company completed a private placement for aggregate gross proceeds of $3.34 million.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Filing and regulatory fees	5,090	4,180	202,530	181,574
Office and administration	76,628	45,137	199,613	173,555
Professional fees	20,645	27,709	72,314	83,442
Rent and utilities	28,065	28,065	84,194	84,194
Share-based payments	164,506	82,527	425,423	271,305
Shareholder communication and travel	95,836	115,804	460,206	427,582
Wages and benefits	241,642	255,211	790,330	797,672

CORPORATE EXPENSES	632,412	558,633	2,234,610	2,019,324

Foreign exchange loss (gain)	(348)	4,414	6,871	8,436
Interest income	(22,654)	(9,979)	(64,405)	(35,246)
Unrealized loss on marketable securities	58,300	52,100	14,700	73,000

LOSS AND COMPREHENSIVE LOSS	667,710	605,168	2,191,776	2,065,514

THREE MONTHS ENDED SEPTEMBER 30, 2018

Western incurred a loss of $668,000 ($0.01 per common share) for the three months ended September 30, 2018, compared to a loss of $605,000 ($0.01 per common share) over the same period in 2017. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods. Some notable differences are described below.

During the three months ended September 30, 2018, share based payments were $82,000 higher than the same period in 2017 due to variations in the valuation of the underlying stock option grants and the timing of the amortization of the associated expense.

NINE MONTHS ENDED SEPTEMBER 30, 2018

Western incurred a loss of $2.2 million ($0.02 per common share) for the nine months ended September 30, 2018, compared to a loss of $2.1 million ($0.02 per common share) over the same period in 2017. The fluctuations in the Company’s corporate costs during the nine months ended September 30, 2018 relate to variances in share-based payments, discussed above, and fluctuations in unrealized losses on marketable securities. Differences in the unrealized losses are a result of variances in the share price of the marketable securities held by Western at each period end date.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended September 30,	2018	2017
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,847,307)	(1,754,516)
Financing activities	3,920,501	1,433,333
Investing activities	(1,816,539)	173,936

CHANGE IN CASH AND EQUIVALENTS	256,655	(147,247)

Cash and cash equivalents – beginning	395,370	611,690

CASH AND CASH EQUIVALENTS	652,025	464,443

In addition to the $650,000 in cash and cash equivalents, the Company held $4.5 million in short-term investments on September 30, 2018, for a total of $5.2 million as at September 30, 2018 (December 31, 2017 – $4.1 million). Western’s working capital totaled $5.1 million as at September 30, 2018 (December 31, 2017 – $3.9 million).

Western is an exploration stage company. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the near term, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the nine months ended September 30, 2018, the Company completed a private placement for aggregate gross proceeds of $3.4 million and received $733,000 from the exercise of stock options. During the nine months ended September 30, 2017, the Company received $1.4 million from the exercise of stock options.

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

During the nine months ended September 30, 2018, Western purchased $813,000 in short-term investments, and spent $1.0 million on exploration and evaluation expenditures. During the nine months ended September 30, 2017, Western redeemed $1.5 million in short-term investments and expended $1.3 million on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting efforts related to the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 100,784,001 common shares outstanding. The Company also has 5,200,001 stock options outstanding with exercises prices ranging from $0.50 to $1.20 and 1,452,533 warrants with an exercise price of $1.75.

CONTRACTUAL OBLIGATIONS

The Company has no off-balance sheet arrangements, no capital lease agreements and no long-term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

KEY MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of key management during the periods presented was follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Salaries and director fees	193,738	204,715	596,677	620,895
Share-based payments	134,813	74,475	360,346	245,081

KEY MANAGEMENT COMPENSATION	328,551	279,190	957,023	865,976

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Actual results could differ from those estimates. Differences may be material.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the assets’ recoverable amount is estimated. If the assets’ carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

CHANGES IN INTERNAL CONTROLS

During the three and nine month ended September 30, 2018, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risks or management’s approach to those risks during the three and nine months ended September 30, 2018.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project Update” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.